Writer’s Direct Dial: +33.1.40.74.69.24 E-Mail: jbrinitzer@cgsh.com

July 13, 2011

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker

Re:	ArcelorMittal File No. 333-146371 Form 20-F for the Fiscal Year Ended December 31, 2010

Dear Mr. Decker:

By letter dated June 30, 2011, the staff of the Securities and Exchange Commission (the “Staff”) sent ArcelorMittal (“ArcelorMittal” or the “Company”) comments on its above-referenced Annual Report on Form 20-F (“Form 20-F”).  This letter sets forth ArcelorMittal’s response to the Staff’s comments.  The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments, the text of each of which we have incorporated into this response letter for convenience.

Form 20-F for the Year Ended December 31, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

The Company acknowledges the Staff’s comment and has provided the revisions and clarifications in this response letter.

Securities and Exchange Commission, p. 2

Consolidated Financial Statements, page F-1

Note 19: Income Tax, page F-62

2.
We note your response to comment three from our letter dated May 31, 2011.  So that readers may better understand the implications of operating in jurisdictions with lower corporate income tax rates, please consider revising to provide a table (similar to that provided for your permanent items on page F-63) identifying the countries which most significantly resulted in the $1.3 million tax benefit for 2010 presented in your income tax reconciliation on page F-62.  For each of those countries, please tell us the 2010 statutory rate corporate income tax rate and the amount of taxable operating income (loss) generated during 2010.

The Company has considered the Staff's comment and proposes to include the additional disclosure set out below (in bold and italics, after the existing paragraph in the 2010 Form 20-F, for illustrative purposes) in the Income Tax part of its Management Discussion and Analysis section.

Income Tax

ArcelorMittal recorded a consolidated income tax benefit of $1.5 billion for the year ended December 31, 2010, compared to a consolidated income tax benefit of $4.4 billion for the year ended December 31, 2009. The lower income tax benefit for the year was primarily due to ArcelorMittal’s 2010 profit as compared with its 2009 pre-tax loss, as well as different foreign currency impacts in 2010 as compared to 2009.

ArcelorMittal’s consolidated income tax expense (benefit) is affected by the income tax laws and regulations in effect in the various countries in which it operates and by the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year.  ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, that have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (28.8%), and enjoys, mainly in Western Europe, structural (permanent) tax advantages such as notional interest deduction and tax credits. The financial income reported through the Company’s finance centers located principally in Belgium and Dubai is not taxable.

The statutory income tax expense (benefit) and the statutory income tax rates of the countries that most significantly resulted in the tax expense (benefit) at statutory rate for the year ended December 31, 2010 are as set forth below:1

	2010
	Statutory income tax	Statutory income tax rate
United States	(191)	35.00%
Argentina	46	35.00%
France	52	34.43%
Brazil	270	34.00%
Belgium	817	33.99%
Germany	(66)	30.30%
Spain	(190)	30.00%
Luxembourg	(2,249)	28.80%
Mexico	49	28.00%
South Africa	62	28.00%
Canada	127	26.90%
Algeria	(29)	25.00%
Russia	(43)	20.00%
Kazakhstan	55	20.00%
Czech Republic	30	19.00%
Romania	(21)	16.00%
Dubai	-	0.00%
Others	(29)
Total	(1,310)

_________________________________
1	Note to Staff: Comparative columns for the relevant years/periods will be included in the Company’s future filings.

Securities and Exchange Commission, p. 3

For additional information related to ArcelorMittal’s income taxes, see Note 19 to ArcelorMittal’s consolidated financial statements.

Note 24: Contingencies, page F-78

3.
We note your response to comment five from our letter dated May 31, 2011.  Since your disclosure does not address the potential impact of unprovisioned litigation expense on your liquidity and financial condition, we believe it is unclear to investors if you considered the impact or not.  To clarify your disclosures, please confirm that you will revise your future filings to disclose, if true, your conclusion that you believe it is highly unlikely that such an expense would have a material effect on your liquidity or financial condition.

The Company proposes to include the following additional disclosure in its future filings (in bold and italics), to the extent true at the time of such filings:

These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reasonable by management. The Company believes that the provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material adverse effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.

4.
We note your response to comment six from our letter dated May 31, 2011.  You indicated at the end of your response that you determined provisions with respect to one matter previously included in the aggregate amount of “litigation” as of December 31, 2010 should have been included in the “other” category, the last line item of Note 20.  You have proposed to correct this in future filings.  Please confirm that when you correct this change in classification in future filings, you will clearly disclose the amounts involved and where the amounts were classified to and from during the periods presented.

The Company confirms that it will clearly disclose in its future filings the amounts in question and where they were classified to and from during the periods presented.

Securities and Exchange Commission, p. 4

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to the undersigned (+33-1-4074-6924), to Simon Clark (+33-1-4074-6854) or Caroline McHale (+33-1-4074-6966).

Sincerely,

/s/ John D. Brinitzer
John D. Brinitzer

cc:	Simon Evans, Esq. (ArcelorMittal)